HUNTON ANDREWS KURTH LLP 2200 PENNSYLVANIA AVE, NW WASHINGTON, DC 20037-1701 TEL 202 • 955 • 1500

ROBERT K. SMITH Direct Dial: 202 • 955 • 1611 EMAIL: rsmith@HuntonAK.com FILE NO: 123674.0000004
June 21, 2021

VIA EDGAR

Erin E. Martin

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	NewLake Capital Partners, Inc.

Draft Registration Statement on Form S-11

Submitted May 12, 2021

CIK No. 0001854964

Dear Ms. Martin:

As counsel to NewLake Capital Partners, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 9, 2021 regarding the Company’s draft registration statement on Form S-11 confidentially submitted via EDGAR to the Commission on May 12, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form S-11 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Registration Statement, marked to show changes to the Draft Registration Statement and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

ATLANTA    AUSTIN    BANGKOK    BEIJING    BOSTON     BRUSSELS    CHARLOTTE    DALLAS    DUBAI    HOUSTON    LONDON

LOS ANGELES    MIAMI    NEW YORK    NORFOLK    RICHMOND    SAN FRANCISCO    THE WOODLANDS    TOKYO    TYSONS    WASHINGTON, DC

www.HuntonAK.com

June 21, 2021

GENERAL

1.

We note that you have elected to be taxed as a REIT and you do not appear to have identified uses for the proceeds of this offering. Please revise your disclosure to identify this offering as a blind pool and include the disclosure required by Industry Guide 5, as applicable, or provide us with a detailed legal analysis explaining why you do not believe Guide 5 is applicable to your offering. Please also refer to Securities Act Release 33-6900 (June 17, 1991) and CF Disclosure Guidance: Topic No. 6 for additional guidance.

RESPONSE: While Industry Guide 5 (“Guide 5”) by its terms applies to real estate limited partnerships, the Company acknowledges that Release 33-6900 provides that the requirements of Guide 5 “should be considered, as appropriate, in preparation of registration statements for real estate investment trusts.” In practice, the Company further acknowledges that the Staff has requested Guide 5 disclosure in initial public offerings by newly formed REITs that are considered “blind pools” or generally when more than 25% of the offering proceeds are not allocated in the use of proceeds disclosure to specific uses. Topic No. 6 indicates that if a registrant does not yet own “real estate assets, has no operating history and (emphasis added) has not identified any specific assets to acquire with the offering proceeds,” then certain Guide 5 disclosure requirements would apply. However, the Company respectfully submits that Guide 5 disclosure is not appropriate or necessary for this offering because:

•

the Company is not a “blind pool” because it is not newly formed, has an existing portfolio consisting of the same type of properties that the Company intends to fund with the offering proceeds and has a meaningful period of reported historical operations: the Company was formed in April 2019 and commenced substantive operations shortly thereafter, has an established acquisition track record of purchasing industrial properties and dispensaries utilized in the cannabis industry with very specified characteristics, and has historical operations and substantial assets; and

•

the assets in which the Company will invest the net offering proceeds have been sufficiently identified and described in order for investors to be in a position to make an informed investment decision. As of March 31, 2021, the Company owned 24 properties across nine states with six tenants, comprised of 17 dispensaries and seven cultivation facilities.

June 21, 2021

The Company’s property portfolio capital investment, reflecting property acquisition costs and funded tenant reimbursements, is over $209 million as of March 31, 2021. The Company’s unaudited condensed consolidated balance sheet as of March 31, 2021, which is included in the Revised Registration Statement, identifies more than $354 million in total assets, of which more than $214 million are industrial properties and dispensaries utilized in the cannabis industry or parcels of land to construct such properties. The Company has amassed its portfolio of properties, which it believes is the second largest portfolio of industrial properties and dispensaries utilized in the cannabis industry in the United States, illustrating its substantial operating history compared to many other publicly traded real estate investment trusts investing in industrial properties, with a strategy of acquiring properties with specific property characteristics, namely properties leased to tenants (on a triple-net lease basis) holding the requisite state licenses to operate in the regulated medical-use and adult-use cannabis industry. In this regard, as opposed to a “blind pool,” the Company has a track record of acquiring a very specific type of property in a very specific, regulated industry, and its investment strategy, as described in the Revised Registration Statement, is to focus only on this asset class. The Company directs the Staff to disclosure in the Revised Registration Statement beginning on page 4 of the “Prospectus Summary,” which summarizes certain information with respect to the Company’s properties as of March 31, 2021.

The Company respectfully believes that it has sufficiently identified and described the specific uses of the net proceeds from the offering in the “Use of Proceeds” section of the prospectus. As described in the “Use of Proceeds” section of the prospectus, the Company intends to use 100% of the net offering proceeds to acquire target assets in a manner consistent with its investment strategy. As described above and in the Revised Registration Statement, the Company has a very specific investment strategy: acquiring properties with specific property characteristics, namely properties leased to tenants (on a triple-net lease basis) holding the requisite state licenses to operate in the regulated medical-use and adult-use cannabis industry.

As noted beginning on Page 6 of the Revised Registration Statement, the Company has the right to purchase a parcel of land in each of Massachusetts and Arizona for an aggregate purchase price of $3.4 million, pursuant to executed purchase option agreements. If the Company exercises its rights to purchase these parcels of land, the purchase option agreements require the Company to fund up to an aggregate of $18.6 million for the construction of a cultivation facility on the site in Arizona and a dispensary on the site in Massachusetts. Furthermore, as of the date of this letter, the Company has entered into a non-binding letter of intent to acquire a parcel of land in Arizona for $2.1 million and provide up to $16.0 million for construction of a cultivation facility on the site. Further, the Company’s senior management team has also identified and is in various stages of reviewing approximately $720 million of additional potential properties (all within the Company’s very specific targeted asset class) for acquisition, including potential tenant improvements. This amount is estimated based on the sellers asking prices for the properties, preliminary discussions with sellers or the Company’s internal assessment of the values of such properties after taking into account the current and expected annualized lease revenue, operating history, age and condition of the property and other relevant factors. Finally, as of the date of this letter, the Company has aggregate unfunded commitments to invest $18.7 million for the improvement and completion of its existing cultivation facility in Pennsylvania, as well as the development of one dispensary and one cultivation facility in Massachusetts.

June 21, 2021

While the Company has determined that none of these potential acquisition prospects (as related to the $720 million of additional potential properties discussed above) is “probable” as of the date hereof, the Company believes that, due to its very specific investment focus and stated targeted asset class, and the very substantial commercial harm it would suffer should it materially deviate from such investment focus, investors will be provided with adequate information with which to make an informed investment decision.

For the reasons specified above, the Company does not believe that it is a “blind pool” or that its currently disclosed use of the net offering proceeds constitute unspecified uses. The Company therefore respectfully submits that the supplemental disclosure required by Guide 5 and Topic 6 are not required, appropriate or necessary for this offering.

2.

We note that the placement agents are not obligated to sell any amount of shares and that there may be shares that are unsold upon termination of this offering. In addition, we note that the prospectus does not currently indicate the length of the offering period. Please revise the registration statement cover page to indicate by check mark that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 and include the undertakings required by Item 512 of Regulation S-K or tell us why you do not believe this is applicable to your offering. We also note that you intend to engage an escrow agent. Please identify the escrow agent and include the escrow agreement as an exhibit to your registration statement.

RESPONSE: The Company has added additional disclosure on the cover page and page 182 of the Revised Registration Statement in response to the Staff’s comment. The Company respectfully informs the Staff that the offering contemplated by the Revised Registration Statement is not a delayed or continuous offering pursuant to Rule 415 because all shares will be offered by the Company directly to certain institutional investors, as arranged by the placement agents, at a single point in time. Immediately after the effectiveness of the Revised Registration Statement, the Company will enter into securities purchase agreements (which will specify the price per share being sold in the offering) directly with the investors, a form of which is filed as Exhibit 10.21 to the Revised Registration Statement, and sales confirmations and the definitive prospectus will be delivered to the investors informing them of the closing date pursuant to Section 10(a) of the Securities Act. Investors will transmit the purchase price for their shares to the escrow account to be held by the escrow agent pursuant to

June 21, 2021

the escrow agreement, a form of which is filed as Exhibit 10.20 to the Revised Registration Statement, pending the closing of the offering. There will be a single scheduled closing date (which the Company and placement agents believe will be within two days following the Company’s acceptance of the securities purchase agreements and delivery of sales confirmations referenced above) at which time the Company will receive the purchase price less the placement agents fees (which will be transmitted to the placement agents), and the Company will cause the shares to be issued to the investors. Therefore, the Company has concluded that the proposed offering is neither a delayed nor a continuous offering for purposes of Rule 415.

RISK FACTORS

“Our tenants have limited operating histories and may be more susceptible to payment and other lease defaults . . . ,”, page 25.

3.

We note that this risk factor discloses, among other items, that you may be unable to adequately monitor and evaluate tenant credit quality. In an appropriate section of your prospectus, please discuss in more detail how you monitor for tenant credit quality.

RESPONSE: The Company has revised the disclosure on pages 11 and 92 to disclose in greater detail how it monitors the creditworthiness of its net lease tenants on an ongoing basis and identify any material changes in tenant credit quality in response to the Staff’s comment.

BUSINESS AND PROPERTIES, PAGE 80

4.

Please tell us, and expand your disclosure to describe, how average yield on invested capital is used by management and why you believe this metric provides useful information to investors. Given you are a self-managed REIT, explain to us how you considered the need to provide a metric that includes the cost of managing your portfolio.

RESPONSE: The Company had added additional disclosure on pages 65 and 66 of the Revised Registration Statement in response to the Staff’s comment in order to disclose why the Company believes that average yield on invested capital provides useful information to investors and describe how average yield on invested capital is used by management.

The Company considered the need to provide a metric that includes the cost of managing the Company’s portfolio, but believes that any such metric would not provide meaningful disclosure to investors given that the Company is internally managed, pursues a strategy of pursuing triple net leases whereby all property operating costs are borne by the tenant, and has

June 21, 2021

shown de minimis property operating expenses on its audited and pro forma financial statements included in the Prospectus. Furthermore, as the Company believes that yield on invested capital provides a useful metric for evaluating the Company’s investment strategy, the Company respectfully submits that property operating expenses are not an appropriate adjustment, as such an adjustment would reflect the Company’s operating efficiency and expense management.

OUR PROPERTIES, PAGE 83

5.	Please expand your footnote disclosure on page 83 to define “tenant reimbursement commitments” in the context provided.

RESPONSE: The Company had added additional disclosure on pages 4 and 84 of the Revised Registration Statement in response to the Staff’s comment.

6.	Please also disclose the average effective annual rental per square foot for your existing portfolio. Please refer to Item 15(e) of Form S-11 for guidance.

RESPONSE: The Company respectfully notes that Item 15 of Form S-11 makes reference to each improved property which is separately described in answer to Item 14 of Form S-11. The instructions within Item 14 of Form S-11 require that information be furnished separately as to each property for which (1) the book value amounts to ten percent or more of the total assets of the registrant and its consolidated subsidiaries or (2) the gross revenue from which for the last fiscal year amounted to ten percent or more of the aggregate gross revenues of the registrant and its consolidated subsidiaries for the Company’s fiscal year ended December 31, 2020. As of December 31, 2020, only the Company’s Florida industrial property and Illinois industrial property represented greater than ten percent of the Company’s total consolidated assets or accounted for greater than ten percent of the Company’s total consolidated gross revenues for the fiscal year ended December 31, 2020. On pages 88 and 89 of the Revised Registration Statement, the Company discloses average effective annual rental per square foot for these two properties. Therefore, the Company respectfully submits that the requirements of Items 14 and 15 to describe materially important properties, and to provide certain operating data with respect to such materially important properties, have been met by the disclosure on pages 88 and 89 of the Revised Registration Statement.

7.

We note that properties leased to Cresco Labs represent approximately 23% of total rentable square footage and approximately 24% of total annualized rental revenue. Please tell us whether you believe a significant asset concentration exists with respect to properties leased to Cresco Labs, and if so, tell us how you considered the need to provide financial statements of Cresco Labs as a significant tenant.

June 21, 2021

RESPONSE: The Company respectfully notes that Footnote 196 of Release No. 33-10786; 34-88914; IC-33872; File No. S7-05-19, Amendments to Financial Disclosures about Acquired and Disposed Businesses (May 20, 2020), states, in part:

“If the required Rule 3-05 Financial Statements and pro forma financial information for one or more significant business acquisitions consummated after the registrant’s most recently completed fiscal year required to be filed are included in an initial registration statement, then those acquisitions may be included in the pro forma financial information used to measure significance of a business acquired subsequent to those acquisitions for purposes of determining whether Rule 3-05 Financial Statements of the subsequently acquired business, and related pro forma financial information, are required in the initial registration statement.”

The Registrant therefore has concluded that the significance for any acquisition, or for the calculation of the aggregate significance for individually insignificant acquisitions, that is consummated or becomes probable prior to the effectiveness of the Revised Registration Statement will be calculated using a denominator based off the pro forma assets of the Registrant as of March 31, 2021 given that the Registrant will be including the pro forma financial information reflecting the effects of the Merger in the Revised Registration Statement.

In accordance with Section 2340 of the Staff’s Financial Reporting Manual, the Company has evaluated the $50.0 million acquisition cost of the property leased to Cresco Labs against the Company’s assets of approximately $354.9 million at March 31, 2021, yielding an asset concentration of approximately 14.1%, well below the 20% threshold referenced in Section 2340 of the Staff’s Financial Reporting Manual. The Company therefore determined that there does not exist a significant asset concentration with respect to properties leased to Cresco Labs.

PRINCIPAL STOCKHOLDERS, PAGE 134

8.	For the entities listed in your table, please revise the related footnotes to identify the natural person or persons who have voting and investment control over such shares.

RESPONSE: The Company has revised and added disclosure on pages 139 and 140 of the Revised Registration Statement in response to the Staff’s comment.

June 21, 2021

PLAN OF DISTRIBUTION, PAGE 177

9.

We note the statement on page 177 that you will enter into securities purchase agreements “directly with the investors in connection with this offering, and will only sell to investors who have entered into a securities purchase agreement.” Please file the agreement as an exhibit and revise where appropriate to address the steps you and third parties anticipate taking to seek the creation of an active public market on the OTCQX. Additionally, as there is no minimum, please revise “Use of Proceeds” and where appropriate to address the possibility you raise substantially less than the maximum.

RESPONSE: The Company has revised and added disclosure on pages 60 and 183 of the Revised Registration Statement in response to the Staff’s comment. In addition, the Company has attached the form of securities purchase agreement as Exhibit 10.21 to the Revised Registration Statement.

Introduction to Unaudited Pro Forma Financial Statements, page F-2

10.

We note that you intend to account for the merger between GreenAcreage Real Estate Corp and NewLake Capital Partners as an asset acquisition. Please provide us with an analysis supporting your accounting conclusion. Reference is made to ASC Topic 805-10-55-1 through 805-10-55-9.

RESPONSE: The Company respectfully advises the Staff that the Company applied the screen as described in ASC 805-10-55-5A through 55-5C, to determine whether an acquired set of assets and activities is not a business. In accordance with ASU 2017-01, if “substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business.” If such a concentration is not found, the screen is not met, and entities must then apply a defined framework to determine whether the set is a business.

ASC 805-10-55-55A – 55C states:

“If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. However, the gross assets acquired should include any consideration transferred (plus the fair value of any noncontrolling interest and previously held interest, if any) in excess of the fair value of net identifiable assets acquired.

June 21, 2021

A single identifiable asset includes any individual asset or group of assets that could be recognized and measured as a single identifiable asset in a business combination. However, for purposes of this evaluation, the following should be considered a single asset:

a.

A tangible asset that is attached to and cannot be physically removed and used separately from another tangible asset (or an intangible asset representing the right to use a tangible asset) without incurring significant cost or significant diminution in utility or fair value to either asset (for example, land and building)

b.	In-place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.

A group of similar assets includes multiple assets identified in accordance with paragraph 805-10-55-5B. When evaluating whether assets are similar, an entity should consider the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets (that is, the risk characteristics). However, the following should not be considered similar assets:

a.	A tangible asset and an intangible asset

b.	Identifiable intangible assets in different major intangible asset classes (for example, customer-related intangibles, trademarks, and in-process research and development)

c.	A financial asset and a nonfinancial asset

d.	Different major classes of financial assets (for example, accounts receivable and marketable securities)

e.	Different major classes of tangible assets (for example, inventory, manufacturing equipment, and automobiles)

f.	Identifiable assets within the same major asset class that have significantly different risk characteristics.”

The Company respectfully submits that the Merger is akin to Case A: Acquisitions of Real Estate (ASC 805-10-55-52 through 55-54), which concludes that an acquisition of a portfolio of single family homes should be combined into a single identifiable asset.

Real estate and cash were acquired in the Merger; there were no other meaningful identifiable intangible assets, other than lease intangibles directly related to the real estate. NewLake had only two employees, both of whom entered into new employment agreements with the Company effective post-Merger. Commitments to fund tenant improvements were effectively assumed.

June 21, 2021

The Company next considered whether substantially all the fair value of the identifiable assets concentrated in a single or group of similar identifiable assets.

Excluding cash, the only significant asset acquired by the Company in the Merger is real estate.

Paragraph BC19 of ASU 2017-01 states, in part:

In addition, an entity also could conclude that the set is not a business by assessing the guidance in paragraphs 805-10-55-5D through 55-6 and 805-10-55-8 through 55-9. The Board noted that if the set is not a business, an entity could choose to document its conclusion in the most cost-effective manner depending on its situation.

Therefore, the Company has concluded that it is appropriate to account for the Merger between GreenAcreage Real Estate Corp and NewLake Capital Partners as an asset acquisition.

Note 3 - Investments in Real Estate, page F-16

11.

We note that the November 17, 2020 sale price of the Sanderson, FL property was based on the fair value of your common stock and the OP Units. Please tell us, and disclose, how the fair value of the shares and partnership units exchanged in the transaction were determined. In your response, tell us how you considered the guidance in ASC Topic 845 in determining how to value the transaction.

RESPONSE: The Company respectfully advises the Staff that the Company valued the common stock and OP units at $21.15 per share and OP unit. The shares and OP units were valued at the same price since each OP unit could be exchanged for a share of common stock and they shared the same economics (i.e., entitlement to dividends). On November 17, 2020, the Company sold the Sanderson property in exchange for 200,000 shares of the Company’s common stock and 54,695 partnership common units in the Company’s OP. During December 2020, the Company issued 745,241 shares of common stock for $21.15 per share. The earliest issuance occurred on December 1, 2020. The Company believes that the $21.15 price per share is more indicative of the value of the Company’s shares of common stock than the $20 per share that the Company received on August 12, 2019, the most recent previous issuance of the Company’s shares of common stock. The Company considered the guidance in ASC 845-10-30-1 and 2, which states, in part, that:

June 21, 2021

“In general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.”

The Company respectfully advises the Staff that the Company believes that the fair value of the Company’s common stock and OP units are more clearly evident than the fair value of the real estate surrendered.

Note 4 Related Party Transactions, page F-18

12.

Please tell us how you accounted for the internalization of your manager. In your response, please tell us how the transaction was structured (e.g., business combination, asset acquisition, termination of management agreement). In addition, please tell us whether your prior manager had any significant assets or liabilities at the time of the transaction.

RESPONSE:

GreenAcreage Management LLC, the Company’s former Manager (the “Manager”), was newly organized at the time of the Company’s formation and externally managed the Company until July 15, 2020. At that time, the Company’s board of directors determined it was in the best interests of the Company’s shareholders to internalize the management of the Company (the “Internalization”). On July 15, 2020, to effectuate the Internalization, the Company, the Manager and certain other parties entered into a Contribution Agreement whereby the Manager contributed its assets (including the Management Agreement between the Company and the Manager) to NLCP Operating Partnership LP (f/k/a GreenAcreage Operating Partnership LP) (the “Operating Partnership”), and received OP Units as consideration. As a result, the investment management functions and business of the Manager have been internalized into the Operating Partnership, employees are compensated directly by the Operating Partnership and no further fees were paid to the Manager under the Management Agreement subsequent to July 15, 2020. To effectuate the Internalization, the Operating Partnership issued an aggregate of 419,798 OP Units valued at $8.4 million to Green Acreage Management Owner, LLC (“GAMO”) (the sole owner of the management company). In connection with the closing of the Internalization, HG Vora Capital Management, LLC (“HG Vora”) exercised its right to contribute to the Company its option to purchase a 26.7% interest in GAMO in exchange for 152,654 shares of the Company’s common stock, valued at $3.1 million and representing a 2% fully diluted ownership interest in the Company’s common stock (immediately following the exchange). The Company’s total cost of the Internalization, including the shares of the Company’s common stock and OP Units issued to HG Vora and GAMO, respectively, and transaction costs was $12.4 million.

June 21, 2021

Prior to the Internalization, the Company entered into the Management Agreement on July 19, 2019, pursuant to which the Manager managed, among other things, the Company’s day-to-day activities and business affairs in conformity with the investment guidelines and policies that were approved and monitored by the Company’s board of directors. These responsibilities included, but were not limited to, (i) the location, acquisition, financing, development and disposition of retail, industrial, and other properties, (ii) providing market research and analysis of the Company’s activities, (iii) evaluating prospective real estate investment opportunities, and (iv) recommending real estate investments for purchase by the Company and the Operating Partnership and any of its subsidiaries. The Manager also made available to the Company and the Operating Partnership appropriate personnel reasonably required to enable the Manager to performits services under the Management Agreement. Upon completion of the Internalization, the Manager assigned the Management Agreement to the Operating Partnership and the Operating Partnership assumed the Management Agreement and all management functions in connection with the Internalization, effectively terminating the Management Agreement.

During the period from July 19, 2019 to July 15, 2020, the Company paid the Manager an annual management fee, payable in monthly cash installments, in arrears, in an amount generally equal to the lesser of (i) the costs and expenses incurred by the Manager with respect to the Company’s business or (ii) 1.0% per annum of the Stockholders’ Equity (as defined in the Management Agreement), provided that to the extent the amount in (ii) did not cover the costs and expenses incurred by the Manager with respect to our business, the Company reimbursed the Manager to the extent of such difference. The 1.0% minimum management fee was approximately equal to the salaries that the management company paid to its employees. At the termination of the Management Agreement, the Manager had no other contracts or sources of revenue and since the Managers’ inception, ours was the only contract the Manager had entered into to provide any asset management or other services. Therefore, the management fees the Company paid primarily reimbursed the management company for all of its salaries and other expenses, all of which were incurred on the Company’s behalf. As a result, the Manager did not earn a profit from inception to its termination.

June 21, 2021

Under the terms of the Management Agreement, the Company and the Manager had agreed that, upon the commencement of the trading of the Company’s common stock on a securities exchange, the Operating Partnership and the Manager would be required to internalize the Company’s management. Upon the Internalization, the Manager’s services under the Management Agreement would be terminated, the Manager would cease collecting any management fees with respect to subsequent periods, and the limited liability company interests in the Manager would be contributed by the holders thereof to the Operating Partnership in exchange for OP Units that represented a 7.5% fully diluted equity ownership interest in the Operating Partnership, at the time of such internalization (HG Vora was entitled to 2% of the 7.5%, see above).

Prior to July 15, 2020, the Company’s board of directors determined it was in the best interests of shareholders to internalize the Manager to avoid management’s 7.5% equity participation in any future capital raises. Upon purchasing the Manager and determining that the Manager had no significant assets or liabilities, other than the Management Agreement, the Company concluded that this transaction should be accounted for as the settlement of a pre-existing contractual relationship and expensed in accordance with ASC 805-10-55-21.

Application of Accounting Principles

In determining the accounting treatment for the management internalization, the Company considered and applied the guidance codified in ASC 805, Business Combinations (“ASC 805”). ASC 805 requires acquiring companies to determine whether they have received any identifiable assets to which the acquiring company should allocate purchase price. In making allocations under ASC 805, the Company determined that the Manager did not have material identifiable assets (as defined in ASC 805-20), tangible or intangible, to which it should allocate the consideration paid. The Company considered the value of the in-place workforce to be immaterial as none were employed under employment contracts upon internalization. The three employees at the time of internalization left the Company in July 2020, August 2020 and May 2021.

In accordance with the guidance codified in ASC 805-10-55-20, a company should evaluate whether a pre-existing relationship exists between the acquirer and acquiree in a business combination and if so, whether any portion of the purchase price represents settlement of that relationship. The Management Agreement between the Company and the Manager constituted such a pre-existing contractual relationship. According to ASC 805-10-55-21(b), for the settlement of a pre-existing contractual relationship, a gain or loss is recognized as the lesser of the following:

1. The amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with pricing for current market transactions for the same or similar items. An unfavorable contract is a contract that is unfavorable in terms of current market terms. It is not necessarily a loss contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it; and

June 21, 2021

2. The amount of any stated settlement provisions in the contract available to the counterparty to whom the contract is unfavorable. If this amount is less than the amount in (b)(1), the difference is included as part of the business combination accounting.

The Company determined that the final negotiated price to purchase the Manager of $11.4 million should be expensed in accordance with GAAP as settlement of the pre-existing contractual relationship after estimating that the Management Agreement was unfavorable when compared to a current market contract in an amount that exceeded, at a minimum, $5.8 million.

In reaching its conclusion, the Company first considered “the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with pricing for current market transactions for the same or similar item” pursuant to ASC 805-10-55-21-(b)(1). As described below, the Company calculated the amount by which the Management Agreement was unfavorable to the Company by comparing the actual amounts paid under the Management Agreement on an annualized basis to a range of potential market arrangements and then applying a discount rate to these annual amounts as described in greater detail below.

In calculating the out-of-market component of the Management Agreement, the Company divided the fee arrangement in the Management Agreement into two components: the day to day management fee and the 7.5% of fully diluted equity due upon Internalization. The Company then compared these amounts to the market rate that the Company would pay for these services to a third party. Most advisory arrangements of this type, including the one that existed between the Company and the Manager are entered into with a sponsoring organization at inception of the advised entity, and are thus negotiated between related parties and not indicative of a true market transaction. Given the lack of clear market comparables, the Company assessed the Management Agreement, using a traditional asset management service arrangement, where a service fee would be based upon a percentage of total equity or assets. The Company considered a range of potential fee structures and applied a rate of 1.5% of assets resulting in an estimated annual service fee of $ 2.0 million that the Company deemed a market rate. The Company then compared this market contractual annual cost of $2.0 million to the annualized cost under the Management Agreement (i.e., the 1% management fee plus reimbursed expenses), exclusive of the 7.5% of fully diluted equity due upon Internalization, of $1.9 million. The net difference of the market calculation and the actual cost incurred under the Management Agreement was $64,000, which the Company did not consider to be

June 21, 2021

material to the calculation. The Company then considered the cost of the 7.5% under various likely scenarios. The Company considered the Internalization would take place within a one or two year period and additional capital raises would be necessary in order for the Company to consider an initial public offering. The one to two year time frame was chosen because the shareholder’s had the right to replace the board of directors in the event that an initial public offering was not achieved within an approximate six month period, which had already been extended. These calculations resulted in a range of values by which the Management Agreement was unfavorable to the Company, after applying a discount rate of 8% to 10%, of $17.3 million to $27.3 million, all of which exceeded the $11.4 million paid as consideration. The Company then considered whether the Management Agreement had a stated settlement provision pursuant to ASC 805-10-55-21-(b)(2) and determined that there was no settlement provision in the Management Agreement.

Based on the foregoing understanding and analyses, the Company determined that the Internalization should be accounted for as a settlement of a contractual pre-existing relationship between the Company and the Manager and as such expensed $12.4 million during the third quarter of 2020, inclusive of transaction related costs.

*****

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by telephone at 202-955-1611 or via e-mail at rsmith@huntonak.com or James V. Davidson, by telephone at 804-787-8045 or via email at jdavidson@huntonak.com.

Sincerely,

/s/ Robert K. Smith
Robert K. Smith, Esq.

cc:	David Weinstein, NewLake Capital Partners, Inc.

Anthony Coniglio, NewLake Capital Partners, Inc.

Fred Starker, NewLake Capital Partners, Inc.

James V. Davidson, Esq., Hunton Andrews Kurth LLP

Kathryn E. Saltz, Esq., Hunton Andrews Kurth LLP

Carrie T. Long, Esq., Foley & Lardner LLP

Curt P. Creely, Esq., Foley & Lardner LLP